DB

19010546

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREAT NATION INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A BELL AVENUE, SUITE 100
(No. and Street)

AMARILLO (City) TX (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAT TREAT (806) 353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRISCOE, BURKE & GRIGSBY LLP
(Name – *if individual, state last, first, middle name*)

4120 EAST 51ST STREET (Address) TULSA (City) OK (State) 74135 (Zip Code)

SEC
Mail Processing
Section
MAY 30 2019
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PMS

OATH OR AFFIRMATION

I, PAT TREAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREAT NATION INVESTMENT CORPORATION, as of MARCH 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pat Treat
Signature

CEO
Title

Amanda Whitney
Notary Public

AMANDA WHITNEY
Notary Public, State of Texas
Comm. Expires 04-04-2022
Notary ID 131516886

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION
(a wholly owned subsidiary of National Concord Development Corporation)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

together with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED MARCH 31, 2019
AND 2018 AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of
National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2019 and 2018

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2019 and 2018

TABLE OF CONTENTS

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Great Nation Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Great Nation Investment Corporation as of March 31, 2019, the related statements of operations and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Great Nation Investment Corporation as of March 31, 2018, were audited by other auditors whose report dated May 30, 2018, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of Great Nation Investment Corporation's management. Our responsibility is to express an opinion on Great Nation Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Great Nation Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - The Computation of Aggregate Indebtedness and Net Capital in accordance with Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Schedule II – Reconciliation Pursuant to Rule 17a-5(d)(4) (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of Great Nation Investment Corporation's financial statements. The supplemental information is the responsibility of Great Nation Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

We have served as Great Nation Investment Corporation's auditor since 2019.

Tulsa, Oklahoma

May 27, 2019

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
As of March 31,

	2019	2018
ASSETS		
Cash and cash equivalents	$ 728,597	$ 886,653
Marketable securities	-	86,220
Receivables, fees	17,120	16,548
Prepaid expenses	20,136	17,857
Other assets		
Clearing deposit	25,189	25,036
Total Other Assets	25,189	25,036
Total Assets	$ 791,042	$ 1,032,314
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$ 23,523	$ 26,616
Accrued and other liabilities	31,200	53,468
Intercompany payable - National Concord Development Corporation	197,770	377,204
Deferred deposits	64,308	77,500
Deferred income tax liability	-	14,230
Total Liabilities	316,801	549,018
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,203,692	1,203,692
Retained earnings (deficit)	(764,451)	(808,926)
Accumulated other comprehensive income:	-	53,530
Unrealized gains on securities, net of income tax		
Total Stockholder's Equity	474,241	483,296
Total Liabilities and Stockholder's Equity	$ 791,042	$ 1,032,314

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For Years Ended March 31,

	2019	2018
REVENUE		
Brokerage and other fees	$ 916,474	$ 1,092,500
Bond underwriting fees	126,073	265,445
Investment income	5,474	4,897
Principal transactions	69,456	(20,516)
Other income	35,104	820
Total Revenue	1,152,581	1,343,146
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	457,237	572,512
Management fees	523,511	492,822
Other general and administrative	115,535	171,842
Total General and Administrative Expenses	1,096,283	1,237,176
Income Before Provision for Income Tax	56,298	105,970
PROVISION FOR INCOME TAX	11,823	22,451
NET INCOME	44,475	83,519
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain on securities	-	57,802
Reclassification of realized gain on principal transactions	(67,760)	(20,516)
Deferred income tax effect	14,230	(7,830)
Total Other Comprehensive Income	(53,530)	29,456
COMPREHENSIVE INCOME (LOSS)	$ (9,055)	$ 112,975

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For Years Ended March 31,

	Common Stock		Paid-In	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at March 31, 2017	1,750	35,000	1,203,692	(895,467)	27,096	370,321
Net income	-	-	-	83,519	-	83,519
Other comprehensive income	-	-	-	-	29,456	29,456
Reclassification of certain income tax effects related to the change in the U.S. statutory federal income tax rate under the Tax Cuts and Jobs Act to retained earnings	-	-	-	3,022	(3,022)	-
Balance at March 31, 2018	1,750	35,000	1,203,692	(808,926)	53,530	483,296
Net income				44,475		44,475
Other comprehensive income					(53,530)	(53,530)
Balance at March 31, 2019	1,750	$ 35,000	$ 1,203,692	$ (764,451)	$ -	$ 474,241

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31,

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 44,475	$ 83,519
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Gain) loss on sale of marketable securities	(69,456)	20,516
Proceeds from sale of marketable securities	87,916	-
(Increase) decrease in operating assets:		
Receivables, fees	(572)	22,826
Prepaid expenses	(2,279)	25,739
Increase (decrease) in operating liabilities:		
Commissions payable	(3,093)	(21,348)
Accrued and other liabilities	(22,268)	29,215
Intercompany payable	(179,434)	(82,367)
Deferred deposits	(13,192)	(42,836)
Cash Provided (Used) by Operating Activities	(157,903)	35,264
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing deposit	(153)	(36)
Cash Provided (Used) by Investing Activities	(153)	(36)
NET INCREASE (DECREASE) IN CASH	(158,056)	35,228
CASH BALANCE AT BEGINNING OF YEAR	886,653	851,425
CASH BALANCE AT END OF YEAR	$ 728,597	$ 886,653
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES		
Non-cash increase of intercompany payable	$ 11,823	$ 22,451

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2019 and 2018.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2019 and 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash.

Receivables

Receivables from fees are stated at the amount billed to the customer and are expected to be 100% collected. Thus the Company has not recorded an allowance for doubtful accounts.

Investments

The Company carries investments in marketable equity securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as principal transactions and unrealized gains and losses are reflected as other comprehensive income in the Statements of Comprehensive Income.

Deferred Deposits

Deferred deposits consist of revenues collected in advance as initial deposits from churches that are in the beginning stages of programs for financing via bond sales. Deferred deposits are recognized as revenue when the bonds are issued.

Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net income created an income tax provision of $11,823 which increased the intercompany payable for the year ended March 31, 2019. The Company increased the intercompany payable and recorded an income tax provision of $22,451 for the year ended March 31, 2018. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

The Company follows the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification 740-10-50-14. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. As of March 31, 2019 and 2018, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

The Company is required to file a consolidated Form 1120 (U.S. Corporation Income Tax Return) with the Parent which is subject to examination by the Internal Revenue Service (IRS) up to three years from the extended due date of the tax return.

The Company is subject to a state franchise (margin) tax for the years ended March 31, 2019 and 2018. The Company is included in the combined reporting for the consolidated group and franchise tax was paid by the Parent. Any estimated franchise tax liabilities of the Company at March 31, 2019 and 2018 would not be material to these financial statements.

Revenue Recognition

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date. Brokerage and other fees are recognized when bonds are issued by the underwriter.

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Operations. Certain other expenses are directly reimbursed by the Company to the Parent.

Advertising Expense

The Company expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2019 and 2018 was $-0- and $487, respectively.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, which provides a framework for revenue recognition and supersedes or amends several of the revenue recognition requirements in FASB Accounting Standards Codification (ASC) 605, *Revenue Recognition*, as well as guidance within the 900 series of industry-specific topics, including FASB ASC 940, *Financial Services—Brokers and Dealers*. The standard applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance or lease contracts). The standard applies to fiscal periods beginning after December 15, 2018. The Company is currently assessing the future impact this standard may have on its financial condition, results of operations and cash flows.

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2018-02, *Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.* ASU 2018-02 was issued to address the income tax accounting treatment of the stranded tax effects within other comprehensive income due to the prohibition of backward tracing due to an income tax rate change that was initially recorded in other comprehensive income. This issue came about from the enactment of the Tax Cuts and Jobs Act on December 22, 2017 that changed the Company's income tax rate from 35% to 21%. The ASU changed current accounting whereby an entity may elect to reclassify the stranded tax effect from accumulated other comprehensive income to retained earnings. The ASU is effective for periods beginning after December 15, 2018 although early adoption was permitted. The Company early adopted ASU 2018-02 and reclassified its stranded tax credit of $3,470 within accumulated other comprehensive income to retained earnings.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2019 and 2018, the Company had net capital of $436,796 and $429,471, respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2019	2018
Corporate stocks, at cost	$ -	$ 18,460
Cumulative unrealized gains	-	67,760
Fair value	$ -	$ 86,220

The available-for-sale securities are reported as marketable securities in the Balance Sheets.

	2019	2018
Change in unrealized gain on securities	$ (67,760)	$ 57,802

Changes in unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Comprehensive Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred income tax liability at March 31, 2019 and 2018 was $-0- and $14,230, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains (losses) on available-for-sale securities, $-0- and $67,760, respectively. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2019 and 2018 are as follows:

	2019	2018
Federal		
Current taxes (benefit)	$ 11,823	$ 22,451
Provision for income taxes (benefit)	$ 11,823	$ 22,451

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law with sweeping modifications to the Internal Revenue Service Code. The primary change for the Company was to lower the corporate income tax rate to 21% from 35%. The Company's

deferred income tax liability was re-measured based on the income tax rules at which they are expected to reverse in the future, which is now generally 21%. Income tax rate changes in deferred tax liability related to amounts recorded in accumulated other comprehensive income were reclassified from accumulated other comprehensive income to retained earnings.

NOTE 6 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The table below presents the investments measured at fair value on a recurring basis as of March 31, 2019 and 2018:

	2019	2018
Marketable securities:		
Level 1	$ -	86,220
Level 2	-	-
Level 3	-	-
Total	$ -	$ 86,220

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is involved in transactions with affiliated companies. The following represents assets, liabilities, revenues and expenses with the related parties:

	2019	2018
Payable to affiliated entities	$ 197,770	$ 377,204
Management fees paid to affiliated entity	$ 523,511	$ 492,822

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 27, 2019, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31,

	2019	2018
Total stockholder's equity	$ 474,241	$ 483,296
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	474,241	483,296
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	474,241	483,296
Deductions and/or charges:		
A. Non-allowable assets:		
Total receivables	17,120	16,548
Less receivables from/add payables to clearing agent, less than 30 days		248
Less negative clearing deposit requirement amount	189	36
Prepaid expenses	20,136	17,857
Investment account balance with no PAIB agreement	-	-
Total non-allowable assets	37,445	34,689
B. Secured demand note deficiency	-	-
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	-
D. Other deductions and/or charges	-	-
Total deductions and/or charges	37,445	34,689
Net capital before haircuts on securities positions	436,796	448,607
Haircuts on securities positions:		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		
1. Exempt securities		19,136
Total haircuts on securities positions	-	19,136
Net Capital	$ 436,796	$ 429,471

Continued

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31,

Continuation

	2019	2018
Aggregate Indebtedness:		
Total liabilities from statements of financial condition (net of deferred income taxes)	$ 316,801	$ 534,788
Add:		
A. Drafts for immediate credit	-	-
B. Market value of securities borrwed for which no equivalent value is paid or credited	-	-
C. Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 316,801	$ 534,788
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$ 21,121	$ 35,653
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net capital requirement (larger of above)	$ 100,000	$ 100,000
Excess net capital	$ 336,796	$ 329,471
Net capital less 120% of minimum dollar net capital requirement	$ 316,796	$ 309,471
Percentage aggregate indebtedness to net capital	73%	125%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A	N/A

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
As of March 31,

	2019	2018
Net capital per unaudited 11A Focus Report, as reported March 31, 2019 and 2018	$ 434,388	$ 454,620
Audit adjustments	2,408	(25,149)
Net capital, per Schedule I	$ 436,796	$ 429,471

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Great Nation Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Great Nation Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Nation Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i), (the "exemption provisions") and (2) Waypoint Securities, LLC stated that Waypoint Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Great Nation Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great Nation Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
May 27, 2019

GREAT NATION INVESTMENT CORPORATION
5408-A Bell • Amarillo, TX 79109 • (806) 353-6767 • (800) 642-4642 • Fax: (806) 353-9631 • www.greatnation.com

Exemption Report 04/01/2018 to 03/31/2019

Pursuant to new SEC regulations starting June 1, 2014, Non-carrying broker-dealers will be required to prepare an exemption report, and the independent public accountant will prepare a review report commenting on the assertions made by the broker-dealer.

1. The exemption under which the broker-dealer operated –
   a. Great Nation Investment Corporation is claiming an exception from our FOCUS Report under (k)(2)(i) – "Special Account for the Exclusive Benefits of customers".

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 (k)(2)(i) throughout the year –
   a. Great Nation Investment Corporation certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending March 31, 2019.

3. Documentation provided to auditor for inspection:
   a. FINRA Membership agreement
   b. Form BD
   c. FOCUS report
   d. Supervisory Procedures
   e. Review of Controls
   f. Cash Logs

Date: May 14, 2019

B Pat Treat

B Pat Treat, Chief Executive Officer

Mailing Address: P. O. Box 7566 • Amarillo, TX. 79114-7566

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Great Nation Investment Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Great Nation Investment Corporation and the SIPC, solely to assist you and SIPC in evaluating Great Nation Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2019. Great Nation Investment Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Great Nation Investment Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Great Nation Investment Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, OK
May 27, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 3/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

39074 FINRA MAR
GREAT NATION INVESTMENT CORP
5408 BELL ST BLDG A STE 100
AMARILLO TX 79109-6222

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amanda Whitney (806) 353-6767

2. A. General Assessment (item 2e from page 2) $ 1,418

B. Less payment made with SIPC-6 filed (**exclude interest**) (756)

01/08/2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 662

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 662

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 662

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Great Nation Investment Corporation
(Name of Corporation, Partnership or other organization)

Amanda Whitney
(Authorized Signature)

CFO
(Title)

Dated the 28 day of May, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2018
and ending 3/31/2019

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,084,820
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		98,607
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		1,696
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest income from firm's cash balance, dividend income, and sponsorship income (Deductions in excess of $100,000 require documentation)		39,279
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		139,582
2d. SIPC Net Operating Revenues		$ 945,238
2e. General Assessment @ .0015		$ 1,418
		(to page 1, line 2.A.)